7171 Southwest Parkway
Building 400
Austin, Texas 78735

November 9, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that SolarWinds, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, which was filed with the U.S. Securities and Exchange Commission on November 9, 2015. The disclosure is included in the Quarterly Report on Form 10-Q in Item 5 under the heading “Other Information.”

Respectfully submitted,

/s/ JASON REAM
Executive Vice President, Finance and Chief Financial Officer
SolarWinds, Inc.